UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Health Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82773R 20 2

(CUSIP Number)

Stanford International Bank Limited

2000 Airport Boulevard

St. John’s, Antigua

Attention: James M. Davis

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 82773R 20 2		Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

Stanford International Bank Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

10,009,089 shares of Common Stock
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

10,009,089 shares of Common Stock
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,009,089 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

86.0%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 82773R 20 2		Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

10,009,089 shares of Common Stock
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

10,009,089 shares of Common Stock
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,009,089 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

86.0% of Common Stock
14	TYPE OF REPORTING PERSON

IN

Explanatory Note

This Amendment No. 2 relates to the Schedule 13D filed on behalf of Stanford International Bank Limited, a company organized under the laws of Antigua and Barbuda (“SIBL”) and R. Allen Stanford (“Stanford”) (SIBL and Stanford are sometimes collectively referred to herein as the “Reporting Persons”). The Reporting Persons hereby make this single joint filing statement to report the beneficial ownership of shares of common stock (“Common Stock”) of Health Systems Solutions, Inc., a Nevada corporation (the “Issuer”). As described in this Amendment, Stanford is joining SIBL in filing this Schedule 13D because Stanford, indirectly, is the principal shareholder of SIBL. As such, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SIBL. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 405 North Reo Street, Suite 300, Tampa, Florida 33609.

Item 2.	Identity and Background

(a)-(c) This statement is being filed jointly by SIBL, a company organized under the laws of Antigua and Barbuda and Stanford, a citizen of the United States and Antigua. The business address of SIBL is 2000 Airport Boulevard, St. John’s, Antigua. The business address of Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director and, indirectly, the principal shareholder of SIBL. SIBL’s principal business is to provide banking and lending services.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Preferred Stock Purchase Agreement (the “Preferred Stock Agreement”) dated as of August 17, 2007 by and between SIBL and the Issuer, SIBL has agreed to acquire 1,425,000 shares of the Issuer’s Series D Preferred Stock (the “Preferred Stock”), together with five-year warrants to purchase 213,750 shares of the Issuer’s Common Stock at an exercise price of $0.001 per share (the “Warrants”). Each share of Preferred Stock is initially convertible into one-half Common Stock share. SIBL agreed to pay $2.00 per share of Preferred Stock acquired, and the Warrants were issued for no additional consideration. SIBL used its own funds for this purchase. The proceeds from the sale of the Preferred Stock pursuant to the Preferred Stock

Agreement are to be used by the Issuer for acquisitions and working capital, subject to SIBL’s approval of each transaction in its sole discretion; provided, however, that SIBL will not have discretion to reject sales of up to an aggregate of 250,000 shares of Preferred Stock following the initial transaction. In addition, under the Preferred Stock Agreement, SIBL has an option to buy all of the Preferred Stock and accompanying Warrants covered by the Agreement at a price of $2.00 per share of Preferred Stock. SIBL intends to use its own funds for all purchases under the Preferred Stock Agreement. The Preferred Stock Agreement is included as Exhibit 1 to this Schedule 13D.

In addition, pursuant to a Convertible Debenture Purchase Agreement (the “Debenture Agreement”) dated as of August 17, 2007 by and between SIBL and the Issuer, SIBL has agreed to acquire up to $5,000,000 convertible debenture of the Issuer (the “Debenture”), together with five-year warrants to purchase 625,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (the “Debenture Warrants”). The Debenture is convertible at any time at the option of SIBL into 1,250,000 shares of Preferred Stock, subject to adjustments. SIBL used its own funds for this purchase. The proceeds from the sale of the Debenture pursuant to the Debenture Agreement are to be used by the Issuer for acquisitions and working capital, subject to SIBL’s approval of each transaction in its sole discretion. SIBL intends to use its own funds for all purchases under the Debenture Agreement. The Debenture Agreement is included as Exhibit 2 to this Schedule 13D.

A copy of the Preferred Stock Agreement and the Debenture Agreement is attached hereto as Exhibit 1 and Exhibit 2, respectively, and is incorporated herein by reference. The foregoing descriptions of the Preferred Stock Agreement and the Debenture Agreement are qualified in its entirety by reference to the full text of the agreements.

Item 4.	Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth in this Item 4 and Item 6, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 10,009,089 shares of Common Stock. This includes currently exercisable warrants to purchase (i) 625,000 shares of Common Stock with an exercise price of $1.00 per share and (ii) 352,500 shares of Common Stock with an exercise price of $.001 per share. This also includes 3,987,500 shares of Common Stock issuable upon conversion of the Issuer’s preferred stock. The Reporting Persons are deemed to beneficially own 86.0% of the Issuer’s issued and outstanding Common Stock. SIBL directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, indirectly, is the principal shareholder of SIBL and as such could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SIBL.

(b) SIBL, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the transactions described in Item 3 hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SIBL or Stanford is a party or is subject.

Item 7.	Materials to be filed as Exhibits

Exhibit No.	Exhibit Description
1	Preferred Stock Purchase Agreement, dated as of August 17, 2007, by and between Health Systems Solutions, Inc. and Stanford International Bank Limited (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Health Systems Solutions, Inc. on August 21, 2007).

2	Convertible Debenture Purchase Agreement, dated as of August 17, 2007, by and between Health Systems Solutions, Inc. and Stanford International Bank Limited (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Health Systems Solutions, Inc. on August 21, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANFORD INTERNATIONAL BANK LIMITED

Date: August 21, 2007	By:	/s/ James M. Davis
James M. Davis
Chief Financial Officer